20010364

SECUR

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2020
Washington, DC
413

SEC FILE NUMBER
8-65833

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avisen Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3620 American River Drive, Suite 145
(No. and Street)

Sacramento	CA	95864
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A Wayne Robello — (916) 4802747
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd., #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, A Wayne Robello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avisen Securities, Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

PLEASE SEE ATTACHED CALIFORNIA JURAT

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVISEN SECURITIES, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2019

AVISEN SECURITIES, INC.

Table of Contents

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF Sacramento }

Subscribed and sworn to (or affirmed) before me on this 7th day of February, 2020
Date *Month* *Year*

by A. Wayne Robello

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
Signature of Notary Public

DIANE MASON
COMM. # 2265177
NOTARY PUBLIC • CALIFORNIA
SACRAMENTO COUNTY
Comm Exp OCT 30, 2022

Seal
Place Notary Seal Above

---------- **OPTIONAL** ----------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Oath or Affirmation for Annual Audited Report

Document Date: 2/7/2020

Number of Pages: 2

Signer(s) Other Than Named Above:

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of Avisen Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Avisen Securities, Inc. as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Avisen Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Avisen Securities, Inc.'s management. My responsibility is to express an opinion on Avisen Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Avisen Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Avisen Securities, Inc.'s financial statements. The Supplemental Information is the responsibility of the Avisen Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Avisen Securities, Inc.'s auditor since 2003.

Tarzana, California

February 18, 2020

AVISEN SECURITIES, INC.

Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	4,020
Clearing Deposits		25,000
Commissions Receivable		55,041
Other Current Assets		21,694
Property and Equipment, net of Accumulated		
Depreciation of $ 140,802 (Note 4)		12,885
Deferred Tax Asset (Note 5)		282,595
Right of Use Asset Operating Lease		289,761
Total Assets	$	690,996

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts Payable	$	7,763
Commissions Payable		20,136
Operating Lease Liabilities		289,761
Total Liabilities	$	317,660

STOCKHOLDERS' EQUITY

Common Stock, no par value, 1,000 shares		
authorized, issued, and outstanding	$	1,808,502
Additional Paid-in-Capital		113,000
Accumulated Deficit		(1,548,166)
Total Stockholders' Equity	$	373,336
Total Liabilities and Stockholders' Equity	$	690,996

AVISEN SECURITIES, INC.

Statement of Operations
For the Year Ended December 31, 2019

REVENUES		
Commissions	$	1,798,062
Revenue from Sales of Investment Company Shares		10,217
Revenue from Sales of Insurance Based Products		15,902
Interest Income		6,025
Fees Earned		110,589
Total Revenues	$	1,940,795
EXPENSES		
Depreciation	$	10,153
Clearing Charges		73,763
Commissions		1,435,361
Insurance		4,907
Employee Benefits		71,029
Occupancy (Note 6)		171,232
Professional Fees		55,795
Other Operating Expenses		124,349
Total Expenses	$	1,946,589
NET LOSS BEFORE INCOME TAXES	$	(5,794)
LESS: INCOME TAX EXPENSE (Note 5)		800
NET LOSS	$	(6,594)

The accompanying notes are an integral part of these financial statements

AVISEN SECURITIES, INC.

Statement of Stockholders' Equity
For the Year Ended December 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Beginning balance, January 1, 2019	$ 1,808,502	$ 113,000	$ (1,541,572)	$ 379,930
Net Loss			(6,594)	(6,594)
Ending balance, December 31, 2019	$ 1,808,502	$ 113,000	$ (1,548,166)	$ 373,336

The accompanying notes are an integral part of these financial statements

AVISEN SECURITIES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(6,594)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		10,153
(Increase) decrease in assets		
Accounts Receivable		(32,032)
Commissions Receivable		2,546
Other Current Assets		(624)
Increase (decrease) in liabilities		
Accounts Payable		1,020
Commissions Payable		1,545
Total adjustments	$	(17,392)
Net cash used in operating activities	$	(23,986)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investing Activities		
Fixed assets: Equipment		(413)
Total cash provided by Investing activities		(413)
Net dcrease in cash	$	(24,399)
Cash at beginning of year		28,419
Cash at end of year	$	4,020

Supplemental Disclosures

Cash paid during the year for:

Interest	$	-
State income taxes	$	800
Right of Use Asset Operating Lease	$	289,761

Notes to Financial Statements
December 31, 2019

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Avisen Securities, Inc. (the "Company") was formed in 2002 under the laws of California, as a "C" corporation. Offices of the Company are located in Sacramento, CA and Reno, NV.

The firm received its independent broker dealer registration on August 20, 2003 and is currently registered in various states as well as with The Financial Industry Regulatory Authority (FINRA), Securities and Exchange Commission (SEC), and the Municipal Security Rulemaking Board (MSRB). In addition, the Company holds a resident license from the California Department of insurance to act as an Insurance Producer under the name Avisen Securities, Inc. The Company has adopted a calendar year end.

The Company conducts business as an introducing broker dealer. The Company deals on an agency basis in the trading of exempt and non-exempt government securities and accepts trades in equities, corporate fixed income and municipal issues. The Company is a non-carrying broker and opens brokerage accounts for its customers through its clearing firm agreement with Pershing LLC. The Company operates under SEC Rule 15c3-3(k)(2)(ii) and (k)(1), which provides all customer transactions are cleared through another broker dealer on a fully disclosed basis. The Company maintains a clearing deposit of $ 25,000 with Pershing.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Retirement Plan

The company offers a 401K and Simplified Employee Pension Plan covering substantially all of its employees. covering substantially all of its employees. For the year ended December 31, 2019, the Company's pension expense was $ 0.

Property & Equipment

Property and equipment are stated at cost. Purchases greater than $1,000 are capitalized. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of three (3) to seven (7) years by the straight-line method

Basis of Accounting and Revenue Recognition

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables and other liabilities. Management estimates that 80% of the revenues were generated in the State of California and 20% in the State of Nevada.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

For sales of securities, other than mutual funds, the Company recognizes commission income as of the trade date. Commission and fee income on sales of mutual funds and advisory fees are recognized as of the settlement date or are recognized as earned on a prorated basis over the period to which the income relates, if that period is longer than one month.

ASC 606 Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Taxes and regulatory fees assessed on transactions, by a government authority, and collected from a customer, are excluded from revenue.

The reportable segments of revenue generated by the Company are described below.

Commissions: This includes performance obligations related to transactions that are subject to SEA Rule 10b-10 for renumeration that needs to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open-end companies.

Revenue from the sale of investment company shares consists primarily of the sale of mutual fund products and 12b-1 fees related to the management of these assets. Revenue earned from the sale of these products is recognized upon satisfaction of performance obligations, which occurs on the settlement date. 12b-1 fees are recognized periodically based on average assets under management.

Revenue from sale of variable contracts of insurance-based products, in the form of commissions and trail commissions.

Interest/Rebate/Dividend Income. Included are rebates and/or interest earned on securities borrowings; margin interest; interest earned from customer bank sweep into FDIC insured products and interest and/or dividends on securities held in the Company's inventory.

Fees earned.

Note 2: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is Company's policy to review, as necessary, the credit standing of each counter party.

Note 3: NET CAPITAL REQUIREMENT

The Company is subject to the uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of both minimum net capital and a maximum ratio of aggregate indebtedness to net capital. Minimum net capital is the greater of $5,000 or 6 2/3 of aggregate indebtedness which is $1,860. In this case the minimum net capital is $5,000. As of December 31, 2019, the Company's net capital of $ 56,155 exceeded the minimum net capital requirement of $5,000 by $51,155, and the Company's ratio of aggregate indebtedness of $27,899 to net capital was 0.50:1 which is less than the 15:1 maximum ratio required.

Note 4: FIXED ASSETS

At December 31, 2019, fixed assets consisted of the following:

Property & Equipment	$	153,687
Less: Accumulated depreciation		(140,802)
	$	12,885

The Company's depreciation expense for the year ended December 31, 2019 was $10,153.

Note 5: INCOME TAXES

The Company applies the liability and asset approach for financial accounting and reporting for income taxes, as defined by Accounting Standard No. 109, "Accounting for Income Taxes". A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. At December 31, 2019, the company had a deferred tax asset with a balance of $282,595, reflecting potential future tax benefit. For the year ending December 31, 2019 the deferred tax benefit is related to the change in the corporate tax rate effective January 1, 2019. This deferred tax asset will expire in 2029.
For the year ended December 31, 2019, the provision for the income tax consists of the following:

Federal Income taxes	$	0
State Income Taxes (minimum)	$	800

The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statute of limitations in the applicable jurisdiction. Returns that were filed within the applicable statute remain subject to examination. The Company is subject to examination by the taxing agencies for fiscal years ending December 31, 2016, 2017, 2018

Note 6: LEASE OBLIGATIONS

The Company leases office space in Reno, Nevada under an operating lease agreement that is on a month to month basis. The Company also leases space in Sacramento, California for 63 months beginning May 1st, 2018. Future lease payments are stated below.

Year	Sacramento
2020	$120,268
2021	$123,274
2022	$72,947

The Company's occupancy expense for the year ended December 31, 2019 was $171,232

Note 6: LEASE OBLIGATIONS (continued)

ASU 2016-02: Leases

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted.

The Company adopted ASC 842 on January 1, 2019. The right of use asset is the office lease. The present value is $403,507 and was calculated using a 3.154% discount rate.

Note 7: FAIR VALUE MEASUREMENT

The Company adopted ASC Topic 820, requiring a fair value measurement of certain financial instruments on a recurring basis. The adoption of ASC Topic 820 did not impact the Company's financial condition or results of operations. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability.

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2019.

Note 8: RELATED PARTY TRANSACTIONS

For year ended December 31, 2019 the Company received $1,170,489 in commission income from a related party.

Note 9: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period December 31, 2019 through February 18, 2020, the date the financial statements were available to be issued and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements, nor have any subsequent events occurred, the nature of which would require disclosure.

AVISEN SECURITIES, INC.

Schedule I
Statement of Net Capital
December 31, 2019

	Focus 12/31/19	Audit 12/31/19	Change
Stockholders' Equity, December 31, 2019	$ 373,336	$ 373,336	-
Less: Non-allowable Assets			
Account Receivable	-	-	-
Other Current Assets	21,695	21,695	-
Fixed Assets	12,885	12,885	-
Deferred Tax Asset	282,595	282,595	-
Other Deductions	6	6	
Tentative net capital	$ 56,155	$ 56,155	-
Haircuts:	-	-	-
NET CAPITAL	$ 56,155	$ 56,155	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 51,155	$ 51,155	-
Aggregate indebtedness	$ 27,899	$ 27,899	-
Ratio of aggregate indebtedness to net capital	0.50:1	0.50:1	

Reconciliation: There is no difference between the Audit report and Amendment Focus filed at December 31, 2019. The Focus was amended to record operating lease assets & liabilities due to ASC-842 rule.

AVISEN SECURITIES, INC.

December 31, 2019

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(1) and (k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(1) and (k)(2)(ii) exemptive provision.

Avisen Securities, Inc.

Assertions Regarding Exemption Provisions

We, as directors of management of Avisen Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraphs (k)(1) and (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period January 1, 2019 through December 31, 2019.

Avisen Securities, Inc.

By: [signature]

A Wayne Robello, President 2/18/20
(Name and Title)

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Avisen Securities, Inc.
Sacramento, California

I have reviewed management's statements, included in the accompanying Avisen Securities, Inc., Exemption Report in which (1) Avisen Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Avisen Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) and (k)(1)(the "exemption provisions") and 2) Avisen Securities, Inc. stated that Avisen Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Avisen Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Avisen Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) and (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 18, 2020

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
Avisen Securities, Inc.
Sacramento, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Avisen Securities, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Avisen Securities, Inc. (the "Company") for the year ended December 31, 2019, solely to assist you and SIPC in evaluating Avisen Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any payment (overpayment) applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 18, 2020

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*******2825*********************MIXED AADC 220
65833 FINRA DEC
AVISEN SECURITIES INC
3620 AMERICAN RIVER DR STE 145
SACRAMENTO, CA 95864-5985

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WAYNE ROBELLO
916-480-2747

2. A. General Assessment (item 2e from page 2) $ 2,604 —

B. Less payment made with SIPC-6 filed (exclude interest) (1,275 —)
08-05-2019
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,329 —

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 1,329 00

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

AVISEN SECURITIES, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 7th day of February, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 1,940,795
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-0-
(2) Net loss from principal transactions in securities in trading accounts.		-0-
(3) Net loss from principal transactions in commodities in trading accounts.		-0-
(4) Interest and dividend expense deducted in determining item 2a.		-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.		-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-0-
(7) Net loss from securities in investment accounts.		-0-
Total additions		-0-
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		131,157 -
(2) Revenues from commodity transactions.		-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		71,563 -
(4) Reimbursements for postage in connection with proxy solicitation.		-0-
(5) Net gain from securities in investment accounts.		-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)		-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 2,410	
Enter the greater of line (i) or (ii)		2,410 -
Total deductions		205,130 -
2d. SIPC Net Operating Revenues		$ 1,735,665 -
2e. General Assessment @ .0015		$ 2,604 -

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